Exhibit 97.1

TTEC INCENTIVES RECOUPMENT POLICY

I.  PURPOSE

The Compensation Committee (the “Committee”) of TTEC Holdings, Inc. (together with its subsidiaries and controlled affiliates, “TTEC” or the “Company”) is adopting this Incentives Recoupment Policy (this “Policy”) to provide for the recovery of certain incentive compensation in the event of an Accounting Restatement or certain Detrimental Conduct to align with the highest standards of honest and ethical business standards.

II.  STATEMENT OF POLICY

Recovery Due to an Accounting Restatement

In the event that the Company is required to prepare an Accounting Restatement, except as otherwise set forth in this Policy, the Company shall recover, reasonably promptly, the Excess Incentive Compensation received by any Section 16 Officer during the Recoupment Period.

If the Committee cannot determine the amount of Excess Incentive Compensation received by a Section 16 Officer directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on its reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination, including for purposes of providing such documentation to the Nasdaq Stock Market LLC (“Nasdaq”).

Recovery Due to Detrimental Conduct

If the Committee, in its reasonable discretion, determines that a Covered Executive engaged in Detrimental Conduct that is likely to cause or has caused material financial, operational, or reputational harm to TTEC, the Company may recover, as set forth herein, some or all of the Incentive Compensation received by such Covered Executive with respect to the reporting period in which such Detrimental Conduct occurred.

Detrimental Conduct subject to this Policy must have occurred within the three years preceding the date on which the Committee determines that the Detrimental Conduct has occurred. The amount of the Incentive Compensation to be recovered pursuant to this Policy in the case of Detrimental Conduct shall be determined by the Committee in its reasonable discretion and shall be set at the Incentive Compensation received for the relevant reporting period, adjusted (if at all) in the Committee’s reasonable discretion based on the Covered Executive’s relative degree of fault or involvement in the Detrimental Conduct, the impact that the conduct had (or in the Committee’s reasonable view, may have) on TTEC, the magnitude of any loss caused by the conduct, and other relevant facts and circumstances.

Application of the Policy

This Policy applies to all Incentive Compensation received by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation, and (c) while the Company has a class of securities listed on Nasdaq or another national securities exchange or association. This Policy may therefore apply to a Covered Executive even after that person is no longer a Company employee or a Covered Executive at the time of recovery.

Incentive Compensation is deemed “received” for purposes of this Policy in the fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on total stockholder return for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if paid in 2024.

Exceptions

In the event of an Accounting Restatement, the Company is not required to recover Excess Incentive Compensation pursuant to this Policy to the extent the Committee makes a determination that recovery would be impracticable for one of the following reasons (and the applicable procedural requirements are met):

(a)	after making a reasonable and documented attempt to recover the Excess Incentive Compensation, which documentation will be provided to Nasdaq to the extent required, the Committee determines that the direct expenses that would be paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;
(b)	based on a legal opinion of counsel acceptable to Nasdaq, the Committee determines that recovery would violate a home country law adopted prior to November 28, 2022; or
(c)	the Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

III.  DEFINITIONS

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, restatements that do not represent the correction of an error are not Accounting Restatements, including, without limitation, restatements resulting solely from: retrospective application of a change in generally accepted accounting principles; retrospective revisions to reportable segment information due to a change in the structure of the Company’s internal organization; retrospective reclassifications due to discontinued operations; retrospective applications of changed in reporting entity, such as from a reorganization of entities under common control; retrospective adjustments to provisional amounts in connection with prior business combinations; and retrospective revisions for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

“Covered Executive” shall mean any Section 16 Officer and any other member of the TTEC executive leadership team (consisting of members of the Executive Committee or its successor in interest), any senior vice president of any TTEC business segment, and any current or former chief financial officer or controller for any TTEC business segment.

“Detrimental Conduct” shall mean: (i) the commission of an act of fraud, misappropriation or embezzlement in the course of employment; (ii) the commission of a criminal act, whether or not in the workplace, that in the Committee’s reasonable discretion, constitutes an act of a magnitude that could subject TTEC to reputational harm and the Committee has reason to believe that such reputational harm has occurred; or (iii) the material violation of a non-compete, non-solicitation, or confidentiality undertakings that the Covered Executive has with the Company.

“Excess Incentive Compensation” means the amount of Incentive Compensation received during the Recoupment Period by any Section 16 Officer that exceeds the amount of Incentive Compensation that otherwise would have been received by such Section 16 Officer if the determination of the Incentive Compensation to be received had been determined based on restated amounts in the Accounting Restatement and without regard to any taxes paid.

“Incentive Compensation” means any compensation (including cash and equity compensation) that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure and, in the case of recovery of compensation due to Detrimental Conduct, any other cash or equity bonus or short-term or long-term incentive award or amount, including equity-based awards. For purposes of this definition, a “financial reporting measure” is (a) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such measures, or (b) the Company’s stock price and/or total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission. Incentive Compensation subject to this Policy may be provided by the Company or subsidiaries or affiliates of the Company.

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years, provided that any transition period of nine months or more shall count as a full fiscal year.

“Section 16 Officer” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, and any other person who performs similar policy-making functions for the Company.

“Trigger Date” means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee (or such other committee of the Board as may be authorized to make such a conclusion), or the officer or officers of the Company authorized to take such action if action by the Board of Directors is not required concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement; in the case of both (a) and (b) regardless of if or when restated financial statements are filed.

IV.  ADMINISTRATION

This Policy is intended to comply with Nasdaq Listing Rule 5608, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 10D-1(b)(1) as promulgated under the Exchange Act, and shall be interpreted in a manner consistent with those requirements. The Committee has full authority to interpret and administer this Policy. The Committee’s determinations under this Policy shall be final and binding on all persons, need not be uniform with respect to each individual covered by the Policy, and shall be given the maximum deference permitted by law.

The Committee has the authority to determine the appropriate means of recovering Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code). The Committee may also direct the Company to seek third party assistance and legal redress for the recovery, in which case and assuming the Company shall prevail in such action, the Covered Executive shall reimburse the Company for all reasonable collection costs, including any reasonable costs of a legal action.

Subject to any limitations under applicable law, the Committee may authorize any officer or employee of the Company to take actions necessary or appropriate to carry out the purpose and intent of this Policy, provided that no such authorization shall relate to any recovery under this Policy that involves such officer or employee.

Except where an action is required by Nasdaq Listing Rule 5608, Section 10D of the Exchange Act or Rule 10D-1(b)(1) promulgated under the Exchange Act to be determined in a different matter, the Board may act to have the independent directors of the Board administer this policy in place of the Committee.

V.  NO INDEMNIFICATION OR ADVANCEMENT OF LEGAL FEES

Notwithstanding the terms of any indemnification agreement, insurance policy, contractual arrangement, the governing documents of the Company or other document or arrangement, the Company shall not indemnify any Covered Executive against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.

VI.  NON-EXCLUSIVE REMEDY; SUCCESSORS

Recovery of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to, and is not intended to limit, any rights of the Company to recover Incentive Compensation from Covered Executives under any legal remedy available to the Company and applicable laws and regulations, including but not limited to the Sarbanes-Oxley Act of 2002, as amended, or pursuant to the terms of any other Company policy, employment agreement, equity award agreement, or similar agreement with a Covered Executive.

This Policy shall be binding and enforceable against all Covered Executives and their successors, beneficiaries, heirs, executors, administrators, or other legal representatives.

VII.  AMENDMENT

This Policy may be amended from time to time by the Committee or the Board of Directors.

VIII.  RELATED POLICIES AND PROCEDURES

This Policy is aligned with other TTEC related policies and procedures, including without limitation:

Ethics Code: How TTEC Does Business

Updated Effective September 27, 2023

FORM OF ACKNOWLEDGMENT

TTEC INCENTIVES RECOUPMENT POLICY

FORM OF ACKNOWLEDGMENT

By my signature below, I hereby acknowledge that I have read and understand the TTEC Incentives Recoupment Policy (the “Policy”) adopted by TTEC Holdings, Inc. (together with its subsidiaries and controlled affiliates, the “Company”), and that I consent and agree to abide by its provisions and further agree that (defined terms used but not defined in this Acknowledgment shall have the meanings set forth in the Policy):

1.	The Policy shall apply to any Incentive Compensation as set forth in the Policy and all such Incentive Compensation shall be subject to recovery under the Policy;
2.	Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me by the Company or its affiliates shall be deemed to include the restrictions imposed by the Policy and shall be deemed to incorporate the Policy by reference, and in the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to me, the terms of the Policy shall govern unless the terms of such other agreement or other document would result in a greater recovery by the Company;
3.	In the event it is determined by the Company that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement;
4.	I acknowledge that, notwithstanding any indemnification agreement or other arrangement between the Company and me, the Company shall not indemnify me against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy;
5.	The Policy may be amended from time to time in accordance with its terms; and
6.	This Acknowledgment and the Policy shall survive and continue in full force and in accordance with its terms, notwithstanding any termination of my employment with the Company and its affiliates.

Signature:

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Date: